SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 10, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis to defend its intellectual property rights for Famvir® despite an “at-risk” generic launch in US

•                  US generic launch occurs despite Novartis holding valid US patents until 2015 for Famvir®, an antiviral medicine for herpes, cold sores and shingles

Basel, September 7, 2007 – Novartis will keep defending its intellectual property rights for the antiviral medicine Famvir®, which has various US patents valid until 2015, after a competitor company launched its own generic version in the United States.

The launch by Teva Pharmaceuticals, announced on September 7, is considered “at risk” since the two companies are involved in patent infringement litigation, which began in 2005. Teva risks potentially significant damages if Novartis prevails in litigation. A trial date has not been set. Teva launched this product after the US District Court in Newark, New Jersey, denied on September 5 a request for a preliminary injunction.

The worldwide rights to Famvir, which had 2006 net sales of USD 166 million in the US, was acquired in December 2001. As a result of Teva’s actions, a one-time accounting charge will be taken in the 2007 third quarter for the impairment of intangible assets, and it is expected to be in range of USD 250 million to USD 300 million.

Novartis reaffirms its outlook for record operating and net income from continuing operations in 2007 as well as for mid-single-digit growth in net sales for Group continuing operations and for low-single-digit growth in the Pharmaceuticals Division, both in local currencies.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “will,” “expected,” or similar expressions, or by express or implied discussions regarding potential further revenues from Famvir or the potential impact of the US District Court decision and Teva’s actions on Novartis AG’s net sales, operating income, net income and business generally. Such forward-looking statements reflect the current views of Novartis AG regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with Famvir and the impact of Teva’s actions and the US District Court decision to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Famvir will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding Famvir and the impact of the US District Court decision and Teva’s actions could be affected by, among other things, further decisions by the US District Court with respect to the patent infringement litigation, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data;

competition in general; government, industry and general public pricing pressures, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ more than 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

John Gilardi
Novartis Global Media Relations
+41 61 324 3018 (direct)
+41 79 596 1408 (mobile)
john.gilardi@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International	North America
Ruth Metzler-Arnold	Ronen Tamir	+1 212 830 2433
Katharina Ambuehl	Jill Pozarek	+1 212 830 2445
Nafida Bendali	Edwin Valeriano	+1 212 830 2456
Pierre-Michel Bringer
Jason Hannon
Thomas Hungerbuehler
Richard Jarvis

Central phone no: +41 61 324 7944
e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	September 10, 2007	By:	/s/ malcolm b. cheetham

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting